UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

	Commission file number	0-17122

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND EXHIBITS
DECEMBER 31, 2005 AND 2004

CONTENTS

		Page(s)
Reports of Independent Auditors
Report of Independent Registered Public Accounting Firm-- Elliott Davis, LLC		1
Report of Independent Registered Public Accounting Firm-- WebsterRogers LLP		2

Financial Statements for 2005 and 2004:
Statements of Net Assets Available for Benefits		3
Statements of Changes in Net Assets Available for Benefits		4
Notes to Financial Statements		5-14

Supplemental Schedules Supporting 2005 Financial Statements:*
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)		15

Exhibits:
Signature		16
23.1	Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm	17
23.2	Consent of WebsterRogers, LLP, Independent Registered Public Accounting Firm	18

*Other Supplemental Schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan Charleston, South Carolina

We have audited the accompanying statement of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis LLC
Columbia, South Carolina

June 29, 2006

WR	WebsterRogers LLP
Certified Public Accountants • Consultants
Florence, Charleston, Myrtle Beach, Georgetown, Sumter

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statement of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/WebsterRogers LLP

June 29, 2006

Members
SC Association of Certified Public Accountants
Members	40 Calhoun Street, Suite 220
Division for CPA Firms, AICPA	PO Box 20099
Charleston, SC 29413-0099
RSM McGladrey Network	843-577-5843, Fax 843-723-3075
An Independently Owned Member	www.websterrogers.com

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2005	2004

ASSETS
Investments, at fair value:
Mutual funds	$32,920,539	$28,048,832
Cash on deposit	1,100,470	1,473,582
Investments in sponsor Company:
Common stock	27,901,653	28,822,643
Certificates of deposit	7,484,430	6,651,015
Money market and other deposits	88,603	1,098,108
Participant loans	968,760	865,715

Total investments	70,464,455	66,959,895

Receivables:
Employer contributions	1,672,638	605,921

Total assets	72,137,093	67,565,816

LIABILITIES
Administration and accounting fees	57,106	21,168

Total liabilities	57,106	21,168

NET ASSETS AVAILABLE FOR BENEFITS	$72,079,987	$67,544,648

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2005	2004

Additions to net assets
attributable to:
Investment income:
Net (depreciation) appreciation in fair value
of investments	$(61,252)	$3,957,239
Interest and dividends	2,471,782	1,970,570

Total investment income	2,410,530	5,927,809

Contributions:
Participants	2,797,890	2,642,053
Employer match	1,361,052	1,328,819
Employer profit sharing	1,310,763	994,923
Transfers in from other plans	85,751	468,497

Total contributions	5,555,456	5,434,292

Total additions	7,965,986	11,362,101

Deductions from net assets
attributable to:
Benefits and withdrawals
paid to participants	3,243,114	2,250,850
Administrative and accounting fees	187,533	179,909

Total deductions	3,430,647	2,430,759

Net increase	4,535,339	8,931,342

Net assets available for benefits:
Beginning of year	67,544,648	58,613,306

End of year	$72,079,987	$67,544,648

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

1.	Description of Plan

The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), First Southeast Insurance Services, Inc. and the Kimbrell Insurance Group, Inc. (Insurance Companies) and various subsidiaries of these entities.

Concurrent with the Company's acquisition of the Kimbrell Company, Inc., the Kimbrell Company, Inc./Florida, Preferred Markets, Inc., Preferred Markets, Inc./Florida, and Atlantic Acceptance Corporation (Kimbrell), the retirement plan of Kimbrell was merged into the Plan. Transfers into the Plan from the Kimbrell plan were approximately $416,000. Kimbrell employees became participants of the Plan effective April 2004 with full credit given for prior service.

Effective April 1, 2004 the Plan was amended to recognize the prior service of all former employees of the acquired Kimbrell who became employees of the Company.

The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for substantially all participant account record-keeping, administrative, trust, legal and custodial services.

	A.	General

The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company. Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.

Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service. Employees making tax-deferred contributions participate in quarterly Company matching contributions.

Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive quarterly non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter.

	B.	Contributions
The Plan permitted eligible participants to contribute up to a maximum annual amount of $14,000 and $13,000 for 2005 and 2004, respectively. Participants age 50 and older

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

1.	Description of Plan (continued)
	B.	Contributions (continued)

were permitted to make catch-up contributions of $4,000 for 2005 and $3,000 for 2004. Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $95,000 ($90,000 for 2004) for loan originators and investment consultants and $210,000 ($205,000 for 2004) for all other employees. Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

Prior to 2003 the Company generally matched quarterly, at the Contribution Percentages shown below, the participant's tax-deferred contributions up to 5% of the participant's defined base compensation. During 2004 the Company made quarterly matching contributions equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant's deferral (limited to 5% of compensation) multiplied times the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

Contribution
Return on Equity	Percentages

Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the Insurance Companies, and 2) First Federal.

The Plan was amended effective January 2003 to provide for a discretionary Non-Elective profit sharing contribution. During 2004 discretionary Non-Elective contributions were 1.5%, 3%, 4% and 3% of compensation for the first, second, third and fourth quarters, respectively.

The Plan was further amended, effective January 1, 2005, to provide for discretionary  Non-Elective profit sharing contributions on an annual rather than quarterly basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

1.	Description of Plan (continued)
	B.	Contributions (continued)

during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the Non-Elective Company contribution. During 2005 Non-Elective contributions were 3.9% of compensation for the year.

	C.	Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

	D.	Vesting

All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon the earlier of their death, disability or retirement at age 65 or older.

	E.	Investment Options

Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees. All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

The Company's matching contributions are invested in common stock of the Company and cash (5% or less). Additionally, a participant's initial direction of tax-deferred, Non-Elective and prior profit sharing contributions as investments in common stock of the Company could not be liquidated or redirected, except under a one time election by the participant after attaining age 50 and ten years of qualified service.  As of September 22, 2005, the Plan was amended to allow participants to make this one time election prior to attaining ten years of qualified service.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

1.	Description of Plan (continued)
	F.	Loans Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Additionally, loans from funds invested in the Company's common stock are not permitted. Loans are payable in full upon default or termination of employment.  Outstanding loans at December 31, 2005 carry interest rates ranging from 7.75% to 12.5%.

	G.	Benefits and Withdrawals
On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

As of December 31, 2005, $8,908 had been requested for withdrawal by participants but had not yet been disbursed.

As of June 23, 2005, the Plan was amended to allow the Administrator, at its sole discretion, to distribute a Participant's Vested Aggregate Account balance without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

2.	Summary of Accounting Policies
	A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

2.	Summary of Accounting Policies (continued)
	B.	Investment Valuation and Income Recognition (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

	C.	Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

	D.	Recently Issued Accounting Pronouncements

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in paragraphs 8--11 of the FSP is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit--responsive in paragraph 7 of the FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. Earlier application is permitted for fiscal years in which annual financial statements have not been issued. If comparative financial statements are presented, the guidance in that FSP shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP. The issuance of this FSP did not have a material impact on the Plan's net assets or changes in net assets.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Plan Trustees and MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services). The Plan Trustees and MG Trust Co, LLC direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan's interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	December 31,

	2005	2004

Mutual Funds:
Oakmark Equity & Income Fund	$7,703,173	$6,770,314
Fidelity Value Fund	8,697,059	7,584,708

Total	16,400,232	14,355,022

Investments in sponsor Company instruments:
Common stock	27,901,653	28,822,643
Certificates of deposit	7,484,430	6,651,015

Total	35,386,083	35,473,658

Total investments in excess of 5% of net assets	$51,786,315	$49,828,680

Certificates of deposit at December 31, 2005 consisted of amounts on deposit with the sponsor with interest rates ranging from 2.00% to 5.25%, with original maturities of five months to five years, and remaining maturities of five months to two years and four months. First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

3.	Investments (continued):
The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments

	2005	2004

Mutual funds:
Calamos Growth & Income Fund A	$144,187	$418,638
Dodge & Cox Stock Fund	91,436	121,376
Fidelity Value Fund	587,687	996,985
Fidelity Freedom Income	1,224	3,120
Fidelity Freedom 2000		43
Fidelity Freedom 2010	21,151	30,327
Fidelity Freedom 2020	62,843	77,783
Fidelity Freedom 2030	87,030	114,996
Fidelity Freedom 2040	5,963	5,071
Spartan U.S. Equity Index Fund	97,501	257,072
Fidelity Low-Priced Stock Fund		4,493
American Funds Growth Fund of America	71,949	87,228
Oakmark Equity & Income Fund	438,357	435,806
Oakmark International Fund	38,773	42,923
Royce Low Priced Stock Fund	2,582	21,764
Lord Abbett Small Cap Value Fund	(21,604)
The Growth Fund of America	69,167
Vanguard Intermediate Bond Fund	(41,820)	(4,812)

Total mutual funds	1,656,426	2,612,813
First Financial Holdings, Inc. common stock	(1,717,678)	1,344,426

Net (depreciation) appreciation of investments	$(61,252)	$3,957,239

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $838,508 and $803,203 for 2005 and 2004, respectively.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

4.	Nonparticipant-Directed Investments
Significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,

	2005	2004

Net Assets:
Investments:
Common stock	$27,901,653	$28,822,643
Cash	612,138	1,036,079
Contributions receivable	478,089	384,520

	$28,991,880	$30,243,242

	Year Ended December 31,

	2005	2004

Changes in Net Assets:
Contributions	$2,004,451	$1,740,864
Dividends	838,508	803,203
Net (depreciation) appreciation	(1,717,678)	1,344,426
Distributions and transfers	(2,298,726)	(2,740,016)
Expenses	(77,917)	(82,034)

	$(1,251,362)	$1,066,443

The above nonparticipant-directed information includes all funds invested in the First Financial Holdings, Inc. unitized stock fund, which primarily invests in the Company's common stock. These funds include all Company matching contributions, which are required to be invested in Company common stock, as well as non-elective profit sharing and deferrals, which participants chose to invest in the common stock of the Company, and thereafter may not redirect the funds, except upon a one time election after attaining age 50.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
5.	Contributions
Contributions receivable from the employer represent the following:

	December 31,

	2005	2004

Match	$361,875	$340,863

Non-elective profit share	1,310,763	265,058

	$1,672,638	$605,921

6.	Administrative Fees and Forfeitures

Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel. Fees expensed by the Plan are net of forfeitures of $76,100 for 2005 and $52,385 for 2004.

7.	Reconciliation of Financial Statements to Form 5500 The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,

	2005	2004

Benefits paid to participants per the financial statements	$ 3,243,114	$ 2,250,850
Add: Amounts allocated to withdrawing participants
at year end	8,908	-

Benefits paid to participants per Form 5500	$ 3,252,022	$ 2,250,850

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.
8.	Related Party Transactions

The Plan Trustees select the investment options available to the participants. MG Trust Company, LLC (Investment Trustees) (successor for Matrix Capital Bank Trust Services) initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
9.	Tax Status

The Plan obtained a determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as designed in 2001, was in accordance with the applicable sections of the Internal Revenue Code (IRC) and the Plan and related Trust were thus qualified and exempt from income taxes. The Plan was amended and restated effective January 1, 2003. A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005. The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

10.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

Identity or Issue, Borrower,			Current
Lessor, or Similar Party	Shares/Units/Interest		Value

Cash on deposit with:
MG Trust Co, LLC (successor for Matrix Capital
Bank Trust Services)	Interest-bearing deposits		$1,100,470
First Federal Savings and Loan Association (1)	Interest-bearing deposits		88,603

Total cash			$1,189,073

Mutual Funds:
Calamos Growth & Income Fund A	61,649	Units	3,394,416
Dodge & Cox Stock Fund	14,175	Units	1,945,140
Fidelity Value Fund	114,616	Units	8,697,059
Fidelity Freedom Income	14,458	Units	164,382
Fidelity Freedom 2010	60,390	Units	848,477
Fidelity Freedom 2020	81,101	Units	1,193,003
Fidelity Freedom 2030	91,944	Units	1,380,996
Fidelity Freedom 2040	6,661	Units	58,818
Spartan U.S. Equity Index Fund	72,978	Units	3,222,695
American Funds Growth Fund of America	41,713	Units	1,286,844
Lord Abbett Small Cap value Fund	19,494	Units	552,853
Oakmark Equity & Income Fund	308,374	Units	7,703,173
Oakmark International Fund	44,930	Units	1,011,833
Vanguard Intermediate Bond Fund	141,009	Units	1,460,850

Total mutual funds			32,920,539

Certificates of deposit:
First Federal Savings and Loan Association (1)	2.00% - 5.25%		7,484,430

Common stock:
First Financial Holdings, Inc. (1)	908,257	shares	27,901,653

Participant's Loans:
Notes receivable	7.75% - 12.5%		968,760

	Total assets held for investment purposes		$70,464,455

(1)	Parties-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 29, 2006	By:	/s/ Susan Baham

Susan Baham
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustees